May 21, 2009

VIA EDGAR AND MESSENGER

Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010

Re:	URS Corporation
Form 10-K for the fiscal year ended January 2, 2009 Filed March 3, 2009
Definitive Proxy Statement on Schedule 14A Filed April 22, 2009

File No. 1-7567

Dear Mr. O’Brien:

We are providing to the staff of the SEC’s Division of Corporation Finance (the “Staff”) the responses of URS Corporation (the “Company” or “we”) to the comments in your letter dated April 13, 2009 regarding the Company’s Form 10-K for the fiscal year ended January 2, 2009, filed with the SEC on March 3, 2009 and your letter dated May 1, 2009 regarding the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 22, 2009.  For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.  Also, where applicable, superscript notations on your comments corresponds to the superscript notations on our responses.

Form 10-K for the year ended January 2, 2009

Item 1. Business

Book of Business, page 12

1.
In future filings, please revise your disclosure to clarify the period over which you expect to realize backlog.  In this regard, we note the value of your book of business is a predictor of future revenues and equity in income of unconsolidated joint ventures.  Refer to Item 101(c)(1)(viii) of Regulation S-K for guidance.

Response:

In generating our response below, we have reviewed Item 101(c)(1)(viii) of Regulation S-K, which states that, to the extent material to an understanding of the registrant's business taken as a whole, the description of each segment shall include:

The dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of the backlog. (There may be included as firm orders, government orders that are firm but not yet funded and contracts awarded but not yet signed, provided an appropriate statement is added to explain the nature of such orders and the amount thereof. The portion of orders already included in sales or operating revenues on the basis of percentage of completion or program accounting shall be excluded.)

Each of our three operating divisions performs many services that are distinct from each other and that are established under different kinds of contractual arrangements and over different periods of performance.   In future Form 10-K filings, we will provide additional disclosure in our Business section similar to that presented below, to provide readers with more information about the characteristics and potential realization of our backlog.  Our expanded disclosure, which was not included in our Form 10-K for the fiscal year ended January 2, 2009, is underlined.

Backlog.   Our contract backlog represents the monetary value of signed contracts (and, where applicable, only after a notice to proceed has been received from the client) and task orders that have been issued and funded under indefinite delivery contracts (“IDCs”) that are expected to be recognized as revenues or equity in income of unconsolidated joint ventures when future services are performed.

The performance periods of our contracts vary widely from a few months to many years. In addition, while some overlap exists, contract lives differ significantly between our segments. As a result, the amount of revenues that will be realized beyond one year also varies from segment to segment.  Thus, based upon the timing of awards and, in light of the long-term nature of many of our contracts, we estimate that approximately 64% of our total backlog will not be realized within one year.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

2.
We note in your letter dated September 24, 2008, in response to comment 5 you stated, “…we intend to include in the MD&A section of future annual filings information regarding the proportion of at-risk versus agency relationships.” However, it does not appear that you have provided this additional disclosure in your fiscal year 2008 Form 10-K. Please confirm that you will provide this disclosure in your next periodic report and thereafter.

Response:

Nearly all of our contracts or projects represent at-risk relationships between our clients and us.  The amount of revenues we earn from contracts or projects through agency relationships is immaterial, as shown in the table below.

(In thousands, except percentages)	Q1 2008	FYE 2008	Q1 2009
Agency Revenues
URS Division	$—	$—	$—
Washington Division	27,270	91,931	13,616
EG&G Division	5,312	37,872	9,578
Total Agency Revenues	$32,582	$129,803	$23,194

Revenues (Net of Eliminations)
URS Division	$808,743	$3,372,922	$815,922
Washington Division	901,552	4,299,536	1,071,116
EG&G Division	548,733	2,413,831	633,599
Total Revenues (net of eliminations)	$2,259,027	$10,086,289	$2,520,638

Percentage Agency Revenues to Total Revenues
URS Division	0.00%	0.00%	0.00%
Washington Division	3.02%	2.14%	1.27%
EG&G Division	0.97%	1.57%	1.51%
Total Company Revenues	1.44%	1.29%	0.92%

We have included the following disclosure regarding the proportion of at-risk versus agency relationships in the Management Discussion and Analysis section of our Form 10-Q for the quarterly period ended April 3, 2009.  Where applicable, we will continue to provide a similar disclosure in our future filings, including the expanded disclosure as underlined below.

Critical Accounting Policies and Estimates

“At-risk” and “Agency” Contracts.  The amount of revenues we recognize also depends on whether the contract or project represents an at-risk or an agency relationship between the client and us.  Determination of the relationship is based on characteristics of the contract or the relationship with the client.  Pursuant to Emerging Issues Task Force (“EITF”) Issue 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” (“EITF 99-19”) for at-risk relationships where we act as the principal to the transaction, the revenue and the costs of materials, services, payroll, benefits, and other costs are recognized at gross amounts.  For agency relationships, where we act as an agent for our client, only the fee revenue is recognized, meaning that direct project costs and the related reimbursement from the client are netted.  From time to time, we may also collaborate with other parties by sharing our assets, services and knowledge for a joint marketing and business development arrangement, as well as other third-party contractual agreements to perform other services or specific activities required by our clients.  Significant accounting presentation and measurements are determined at inception based on the structure of the legal entity and the contractual agreement.  If we determine that these agreements are collaborative arrangements that are not accounted for as specified under Accounting Research Bulletin 51, “Consolidated Financial Statements,” SFAS No. 94, “Consolidation of All Majority-Owned Subsidiaries,” Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” FASB Interpretation 46(R), “Consolidation – Variable Interest Entities,” or other authoritative guidance, then we account for the arrangement under EITF 99-19 or EITF 07-1, “Accounting for Collaborative Arrangements.”  For the three months ended April 3, 2009 and March 28, 2008, we recognized immaterial amounts of revenues from agency contracts and collaborative arrangements.

3.
We note that you have provided a comprehensive discussion and analysis of your revenues on a consolidated basis and at the reportable segment level for each period presented. In future filings, please provide a more comprehensive analysis of operating income or the expenses/costs comprising operating income at the consolidated level and the reportable segment level. Refer to Item 303 of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

We have expanded our operating income disclosure in the Results of Operations section under Management’s Discussion and Analysis in our Form 10-Q for the quarterly period ended April 3, 2009 as reflected below.  Where applicable, we will continue to provide similar disclosures in future filings.

Operating Income

Our consolidated operating income for the three months ended April 3, 2009 increased 40.8% compared with the three months ended March 28, 2008.  As a percentage of revenues, operating income was 6.5% for the three months ended April 3, 2009 compared to 5.1% for the three months ended March 28, 2008.  The increase was caused primarily by the increase in revenues and equity in income of unconsolidated joint ventures previously described.  Operating income grew at a faster pace than revenues due to higher earnings on various contract items that we do not expect to recur on a regular basis, as well as the implementation of cost-control measures.  These items are discussed further below.

The URS Division’s operating income for the three months ended April 3, 2009 increased 10.8% compared with the three months ended March 28, 2008, primarily due to the increase in revenue volume previously described.  Operating income grew at a faster pace than revenues due primarily to a reduction in the use of subcontractors and purchases of project-related materials, which provide lower profit margins than activities performed directly by our employees.  Overhead costs as a percentage of revenues remained relatively constant at 31.9% for the three months ended April 3, 2009 compared to 31.8% for the three months ended March 28, 2008.

The EG&G Division’s operating income for the three months ended April 3, 2009 increased 35.5% compared with the three months ended March 28, 2008.  The increase was primarily due to the increase in revenue volume previously described.  Operating income grew at a faster pace than revenues because of award fees and performance-based incentive fees earned on various DOD projects during the quarter.  In addition, higher billing rates related to the performance of project activities requiring specialized labor skills and efficiency improvements on some of EG&G Division’s fixed-price contracts also contributed to the increase in operating income during the quarter.  Overhead costs as a percentage of revenues dropped from 28.6% for the three months ended March 28, 2008 to 26.4% for the three months ended April 3, 2009.  Despite the increases in revenues, various overhead costs, such as insurance, travel, legal services, and rental expenses remained relatively flat compared to the prior year because of cost-control measures taken in response to the current economic downturn.  In addition, employee benefits and external services did not increase at the same pace as revenues, which also contributed to improved operating margins.

The Washington Division’s operating income for the three months ended April 3, 2009 increased 69.7% compared with the three months ended March 28, 2008.  A significant portion of the increase resulted from higher contract earnings on certain projects as a result of events we do not expect to recur on a regular basis.  These included a $13.7 million change order recovery on a highway project, a $9.0 million contract termination fee related to a contract mining project, and a $7.0 million project development success fee related to a transit project.  During the quarter ended April 3, 2009, we also earned $7.7 million of performance-based incentive fees on two nuclear cleanup and waste management services contracts in the United Kingdom, which more than offset a $7.1 million decline due to the loss of a DOE management services contract that was active during the quarter ended March 28, 2008, as well as $9.1 million of earnings generated from new contracts.  These increases were partially offset by a decline of $22.1 million in earnings resulting from the completion of various contracts that generated operating income during the first quarter of 2008.  In addition, there was a decrease of $7.7 million in overhead costs, including lower business development costs resulting from the timing of major proposals and costs savings resulting from the integration of the Washington Division into our overall operations, as well as the implementation of cost-control measures taken in response to the current economic environment.

The three months ended April 3, 2009 also includes $15.3 million of earnings compared to $9.5 million in the first quarter of 2008 from our MIBRAG mining venture, due to higher coal sales to MIBRAG’s power plant customers in response to higher power demand.  As previously disclosed in Note 15, “Subsequent Event,” to our Consolidated Financial Statements included under Part II – Item 8 of our Annual Report on Form 10-K for the year ended January 2, 2009, we entered into a definitive agreement to sell our equity investment in MIBRAG.  The transaction is expected to close in the second quarter of 2009, subject to the customary closing conditions.  As a result of the pending sale and scheduled maintenance outages at MIBRAG’s power plant customer sites, earnings from MIBRAG during and after the second quarter of 2009 are expected to be significantly lower than they were during the first quarter of 2009.

Liquidity and Capital Resources

Operating Activities, page 56

4.
We note net accounts receivable is 79.6% of total current assets and 30.0% of total assets as of January 2, 2009. As net accounts receivable is a significant part of current assets and could significantly impact your liquidity, please provide a comprehensive analysis of the components of net accounts receivable in future filings.(1 & 4)   For accounts receivable, please disclose days sales outstanding for your accounts receivables for each period presented along with a discussion of any material increase or decrease in the number of days. If this is not the analytical measure you use to assess the realizability of accounts receivable, please disclose the analytical measure you use and provide a discussion of the material factors impacting accounts receivable for each period presented. (2)   In this regard, we note your disclosure on page 25 that the State of California has delayed making payments to you due to budget constraints. Disclosure of the amount owed by the State of California should be made in addition to the impact this delay has had and is having on your liquidity. (3)   For costs and accrued earnings in excess of billings on contracts (CIEB), please disclose the amount that has been subsequently billed to customers. If a material portion of CIEB was not subsequently billed, please provide an explanation as to why.  Please also disclose the amount of CIEB related to claims and unapproved change orders. If a material amount of CIEB related to claims and unapproved change orders, please provide a detailed explanation of each by contract and explain why you believe these amounts are collectible.  Please ensure your discussion and analysis of CIEB quantifies each component. (4)   Refer to item 303 of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

Response (1):

We have included the following disclosure regarding components of accounts receivable and costs and accrued earnings in excess of billings on contracts in Note 1 of our Form 10-Q for the quarterly period ended April 3, 2009 and will expand it in future filings to include a description of the components of  “accounts receivable” (see underlined sentences in the following paragraph).

Accounts Receivable and Costs and Accrued Earnings in Excess of Billings on Contracts

Accounts receivable in the accompanying Condensed Consolidated Balance Sheets are primarily comprised of amounts billed to clients for services already provided, but which have not yet been collected. Occasionally, under the terms of specific contracts, we are permitted to submit invoices in advance of providing our services to our clients and to the extent they haven’t been collected, these amounts are also included in accounts receivable.

Costs and accrued earnings in excess of billings on contracts in the accompanying Condensed Consolidated Balance Sheets represent unbilled amounts earned and reimbursable under contracts.  As of April 3, 2009 and January 2, 2009, costs and accrued earnings in excess of billings on contracts were $1.02 billion and $1.08 billion, respectively.  These amounts become billable according to the contract terms, which usually consider the passage of time, achievement of milestones or completion of the project.  Generally, such unbilled amounts will be billed and collected over the next twelve months.

The following table summarizes the components of our accounts receivable and costs and accrued earnings in excess of billings on contracts between U.S. federal government and other customers as of April 3, 2009 and January 2, 2009.

	As of
(In millions)	April 3, 2009	January 2, 2009
Accounts receivable:
U.S. federal government	$339.4	$294.5
Others	732.0	767.7
Total accounts receivable	$1,071.4	$1,062.2
Costs and accrued earnings in excess of billings on contracts:
U.S. federal government	$447.3	$471.4
Others	573.6	607.6
Total costs and accrued earnings in excess of billings on contracts	$1,020.9	$1,079.0

Response (2):

We have included the substance of the following disclosure in the Liquidity and Capital Resources section under Management’s Discussion and Analysis in our Form 10-Q for the quarterly period ended April 3, 2009.  We will continue to provide similar disclosures in future filings.

Operating Activities

We use Days Sales Outstanding (“DSO”) to monitor the average time, in days, that it takes us to convert our accounts receivable into cash.  We calculate DSO by dividing net accounts receivable less billings in excess of costs and accrued earnings on contracts as of the end of the quarter into the amount of revenues recognized during the quarter, and multiplying the result of that calculation by the number of days in the quarter.  Our DSO decreased from 67 days as of January 2, 2009 to 65 days as of April 3, 2009.  The decrease in DSO was primarily due to management’s continued focus on collection efforts.

Response (3):

As of January 2, 2009, the accounts receivable amount due from the State of California totaled $23.5 million or 2.2% of our total consolidated accounts receivable balance.  A total of $12.8 million or 54.5% of the total outstanding balance was subsequently paid by April 3, 2009.  The total amount due from the State of California was immaterial and its effect to our financial statements as of the end of fiscal year 2008 was nominal.  The reference to the State of California in the risk factor provided in our 2008 Form 10-K was intended only to illustrate the type of payment delays we occasionally experience from across our client base.  It was not intended as an indication that the accounts receivable from the State of California were material or, if uncollected, could have a material impact on our financial statements.

Response (4):

URS Corporation has, at any point in time, over 20,000 open contracts for which transactions may be recorded in multiple financial information systems. Our systems are not designed to track and report movements of individual or groups of contract balances from unbilled receivable accounts into billed receivable accounts. As a result, we do not have the ability to disclose the amount of CIEB that is billed subsequent to the balance sheet date. It is important to note that many of our long-term contracts provide for various types of milestone or delayed billings, which at times results in large amounts of aged CIEB for which there is minimal, if any, collectability risk, but which may not be billable for periods generally extending from two to six months. In rare cases, certain CIEB balances, such as those related to (a) contracts containing milestone billing terms, (b) change orders that are awaiting final negotiations, or (c) amounts that are in dispute, may not permit billing for longer periods, up to and sometimes exceeding a year.  However, we are able to provide other indicators of collectability of the CIEB and intend to include in the Liquidity and Capital Resources section of our future filings disclosure similar in kind to that presented and underlined below, which is based upon amounts disclosed in our annual report on Form 10-K for the fiscal year ended January 2, 2009 ($000’s have been omitted from all amounts below):

“Accounts receivable and costs and accrued earnings in excess of billings on contracts represent our primary source of operational cash inflows. Costs and accrued earnings in excess of billings on contracts represent amounts that will be billed to clients as soon as invoice support can be assembled, reviewed and provided to our clients, or when specific contractual billing milestones are achieved. In some cases, unbilled amounts may not be billable for periods generally extending from two to six months and, rarely, beyond a year. All costs and accrued earnings in excess of billings on contacts are evaluated on a regular basis to assess the risk of collectability and allowances are provided as deemed appropriate. Based on the nature of our customer base and contracts, we have not historically experienced significant write-offs related to receivables and costs and accrued earnings in excess of billings. The size of our allowance for uncollectible receivables as a percentage of the combined totals of our accounts receivable and accrued earnings in excess of billings on contracts is indicative of our history of successfully billing costs and accrued earnings in excess of billings on contracts and collecting the billed amounts from our clients. As of January 2, 2009 and December 28, 2007, our receivable allowances represented 1.84% and 2.51%, respectively, of the combined total of accounts receivable and costs and accrued earnings in excess of billings on contracts.”

Given the large number of open contracts in our portfolio, our accounts receivable and CIEB contain a significant number of individually small unapproved change orders and claims, which are not practicable to discuss individually in our financial reports. However, we propose to provide information similar to the following underlined paragraph about our unapproved change orders and claims.

“Accounts receivable and accrued earnings in excess of billings on contracts include certain amounts recognized related to unapproved change orders (amounts representing the value of proposed contract modifications, but which are unapproved as to both price and scope) and claims, (amounts in excess of agreed contract prices that we seek to collect from our clients or others) that have not been collected and, in the case of balances included in accrued earnings in excess of billings on contracts, may not be billable until an agreement, or in the case of claims, a settlement is reached. Historically, most of those balances were not material and were typically resolved in the ordinary course of business. At January 2, 2009, significant unapproved change orders and claims collectively represented approximately 4% of our accounts receivable and accrued earnings in excess of billings on contracts.”

5.
In future filings, when you disclose your expectations for subsequent material cash payments, please quantify the expected payment amount. For example in the fiscal year 2008 Form 10-K, you should have quantified the expected payment for bonuses and retirement plan contributions to be made in the first quarter of fiscal year 2009.

Response:

We have included the following disclosures in the Liquidity and Capital Resources section under Management’s Discussion and Analysis in our Form 10-Q for the quarterly period ended April 3, 2009.  We will continue to provide similar disclosures in future filings.

Operating Activities

During the first quarter of 2009, we made significant cash disbursements including retirement plan contributions and bonus payments.  In addition, we received $30 million of tax refund in March 2009 due to an overpayment of estimated taxes in 2008.  Our actual NOLs available for deduction were higher than we estimated during 2008.  In addition, deferred tax assets related to depreciation expense and the timing of income from partnerships were lower than we originally estimated during 2008.  We were able to claim more actual tax depreciation expense than we originally anticipated; thus, reducing the amount of income taxes we owed for fiscal year 2008.

For the remaining quarters of fiscal year 2009, we expect to make estimated payments of $67 million for retirement plan contributions.

Investing Activities

For the remaining quarters of fiscal year 2009, we expect to incur approximately $85 million in capital expenditures, a portion of which will be financed through capital leases or equipment notes.  In addition, we expect to receive approximately $250 million of gross proceeds from the sale of our equity investment in MIBRAG during the second quarter of 2009.  The actual net cash inflow from this sale, which is not currently determinable, will be reduced by taxes and other transaction-related expenses.

Financing Activities

We are required by our 2007 Credit Facility to remit the net cash proceeds from the sale of our equity investment in MIBRAG.  The timing of debt repayment may be substantially different from the actual net cash inflow due to the impact of repatriation methods, taxes and allowable exclusions in our credit agreement.

We were unable to include the expected bonus and retirement payment amounts relating to our fiscal year 2008 expenses in our recently filed Form 10-K.
However, we expect to be disclosing this information in future filings to the extent that the information is available on a timely basis.  The following is the disclosure that would have been included in our Form 10-K for the fiscal year ended January 2, 2009.

“During the first quarter of 2009, we expect to make cash disbursements related to bonuses of $83 million and retirement plan contributions of $41 million.”

2007 Credit Facility, page 60

6.
We note your disclosure that you are subject to two financial covenants for your 2007 Credit Facility. Based on the significance of your debt to your balance sheet and your cash flows, please disclose in future filings the maximum consolidated leverage ratio and the minimum interest coverage ratio you are required to meet along with your actual ratios as of the most recent balance sheet date. This disclosure will allow investors to easily understand your current status in meeting your financial covenants. Refer to Section 501.13.c. of the Financial Reporting Codification for guidance. Please also clarify in future filings that the $458.3 million available on your revolving credit facility as of December 31, 2008, is without violating any of your debt covenants.

Response:

We have included the following disclosures in the Liquidity and Capital Resources section under Management’s Discussion and Analysis in our Form 10-Q for the quarterly period ended April 3, 2009.  We will continue to provide similar disclosures in future filings.

2007 Credit Facility

Under our Senior Secured Credit Facility (“2007 Credit Facility”), we are subject to two financial covenants: 1) a maximum consolidated leverage ratio, which is calculated by dividing consolidated total debt by consolidated EBITDA, as defined below, and 2) a minimum interest coverage ratio, which is calculated by dividing consolidated cash interest expense into consolidated EBITDA.  Both calculations are based on the financial data of the most recent four fiscal quarters.

For purposes of our 2007 Credit Facility, consolidated EBITDA is defined as consolidated net income attributable to URS plus interest, depreciation and amortization expense, amounts set aside for taxes, other non-cash items (including goodwill impairments) and other pro forma adjustments related to permitted acquisitions and the WGI acquisition in 2007.  As of April 3, 2009, our consolidated leverage ratio was 1.6, which did not exceed the maximum consolidated leverage ratio of 2.75, and our consolidated interest coverage ratio was 9.5, which met the minimum consolidated interest coverage ratio of 4.5.  We were in compliance with the covenants of our 2007 Credit Facility as of April 3, 2009.

Revolving Line of Credit

We did not have an outstanding debt balance on our revolving line of credit as of April 3, 2009 and January 2, 2009.  As of April 3, 2009, we had issued $216.0 million of letters of credit leaving $484.0 million available on our revolving credit facility.  If we elected to borrow the remaining amounts available under our revolving line of credit as of April 3, 2009, we would remain in compliance with the covenants of our 2007 Credit Facility.

Income Taxes, page 62

7.
In future filings, please provide a more comprehensive analysis of how you determined it is more likely than not that you will realize your foreign NOL carryovers. Specifically, please disclose when the foreign NOL carryovers expire, if at all. Please also disclose the amount of foreign income before income taxes you need to generate to realize your foreign NOL carryovers. Depending on materiality of your foreign NOL carryovers, please provide the disclosure by foreign jurisdiction, including the amount of income before income taxes recognized for each period presented by foreign jurisdiction. This additional disclosure will provide investors with a better understanding of your assessment of the realizability of your foreign NOL carryovers.

Response:

We have included the following disclosure in Note 9, “Income Taxes” under Part I Item 1 of our Form 10-Q for the three months ended April 3, 2009.  We will continue to provide similar disclosures in future filings.

Note 9.  Income Taxes

As of April 3, 2009, our federal NOL carryover was approximately $171.0 million; most of the NOL was generated by recently acquired companies (WGI and CRI Resources, Inc. (“CRI”)).  These federal NOL carryovers expire in years 2017 through 2026.  A total of $25.8 million of these NOL carryovers is limited by the earnings of CRI.  We anticipate that the majority of the federal NOL will be used within the next two years based upon our forecast of taxable income.  In addition to the federal NOL, there are state income tax NOL carryovers in various states, which would reduce state taxes payable in those states by approximately $38.6 million.  There are also foreign NOL carryovers of approximately $307.1 million, offset by a valuation allowance of $290.1 million.  The remaining $17.0 million of foreign NOL carryovers are in various taxing jurisdictions.  None of these NOL carryovers are individually material and the majority have no expiration date.  Full recovery of the state and foreign NOL carryovers will require that the appropriate legal entity generate taxable income in the future at least equal to the amount of the NOL carryovers within the applicable state or foreign taxing jurisdiction.

Critical Accounting Policies and Estimates

Goodwill, page 67

8.
We note your disclosure that two of your reporting units with $704 million of goodwill have fair values that exceed the carrying values by 6%. We further note your statement that it is reasonably possible that changes in your assumptions could cause these or other of your reporting units to become impaired, which could result in a material adverse effect on your consolidated financial statements. In future filings, please revise your disclosures to provide the following additional information, at a minimum:

•	Disclose how you identified your reporting units and how goodwill has been allocated to the reporting units. Refer to paragraphs 30-31 and 34-35 of SFAS 142 for guidance.(1)

•	For the two reporting units discussed in your current disclosure, please include the following additional information:

o
Identify the two reporting units along with the reportable segments the reporting units are included. This disclosure will allow investors to link your discussion and analysis for your results of operations to your assessment of the fair value of these reporting units and the potential need to recognize an impairment charge for goodwill.(2)

o
Disclose the key assumptions used in the discounted cash flow for each reporting unit for each period presented. Examples of key assumptions for the discounted cash flow method include the discount rate, the revenue growth rates, the operating profit margins, and the terminal rate, at a minimum. Include a discussion for any material changes in assumptions between periods.(3)

o
Provide a sensitivity analysis as to how reasonably likely changes in the key assumptions might affect the outcome of the goodwill impairment test. Specifically disclose the reasonably likely key assumptions for each reporting unit; how those assumptions would have impacted the result of the impairment test (i.e., if an impairment charge would have been recognized and an estimate of the amount); and the factors that could result in you using the reasonably likely assumptions in the future.(4)

•	If there any other reporting units with reasonably likely assumptions that would cause a material impairment charge, please provide the above requested disclosure for each reporting unit. (4)

Please provide us with the disclosures you intend to include in future filings to address this comment. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:

As described below, in response to the Staff’s comment, we have provided a sensitivity analysis that uses a “reasonably likely assumption” that would cause the reporting unit to fail Step 1; however, based on our discussions with the Staff, we have not hypothesized a Step 2 failure.

In future Form 10-K filings, we intend to include disclosure comparable in substance to the disclosure below as it relates to the Goodwill Impairment Review discussion in our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended January 2, 2009.  Our expanded disclosures, which were not included in our Form 10-K for the fiscal year ended January 2, 2009, are underlined except for the tables to which the new disclosures refer.

(1)Goodwill Impairment Review

We perform our annual goodwill impairment review as of the end of the first month following our September reporting period.  Our 2008 review did not indicate an impairment of goodwill for any of our reporting units.  During the remainder of the quarter, which ended January 2, 2009, no events or changes in circumstances occurred that would indicate an impairment of goodwill.  There was no goodwill impairment for any of our reporting units during the years ended December 28, 2007 or December 29, 2006.

We believe the methodology that we use to review impairment of goodwill, which includes a significant amount of judgment and estimates, provides us with a reasonable basis to determine whether impairment has occurred.  However, many of the factors employed in determining whether or not our goodwill is impaired are outside of our control and it is reasonably likely that assumptions and estimates will change in future periods.  These changes can result in future impairments.

Goodwill impairment reviews involve a two-step process.  The first step is a comparison of each reporting unit’s fair value to its carrying value.  We estimate fair value using market information and discounted cash flow analyses, referred to as the income approach.  The income approach uses a reporting unit’s projection of estimated operating results and discounts those back to the present using a weighted-average cost of capital that reflects current market conditions.  For our most recent impairment review, our reporting units’ cash flows were discounted using weighted-average costs of capital ranging from 13.5% to 14.5%.  To arrive at our cash flow projections, we use estimates of economic and market information over a projection period of ten years, including growth rates in revenues, costs, estimates of future expected changes in operating margins and cash expenditures.  Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements.

We validate our estimate of fair value of each reporting unit under the income approach by comparing the resulting values to fair value estimates using a market approach.  A market approach estimates fair value by applying cash flow multiples to the reporting unit's operating performance.  The multiples are derived from comparable publicly traded companies with operating and investment characteristics similar to those of the reporting units.  We also reconciled the total of the fair values of our reporting units with our market capitalization to determine if the sum of the individual fair values is reasonable compared to the external market indicators.  If our reconciliations indicate a significant difference between our external market capitalization and the fair values of our reporting units, we review and adjust, if appropriate, our weighted-average cost of capital and consider if the implied control premium is reasonable in light of current market conditions.

If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment.  The amount of impairment is determined by comparing the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill calculated in the same manner as if the reporting unit were being acquired in a business combination.  If the implied fair value of goodwill were less than the recorded goodwill, we would record an impairment charge for the difference.

While our impairment review did not result in impairments for any of our reporting units, if market and economic conditions deteriorate further or if continued volatility in the financial markets causes declines in our stock price, increases our weighted-average cost of capital, adversely impacts our ability to meet our projected results or other inputs to our goodwill assessment, our goodwill may require testing for impairment between our annual testing periods.

  Our reporting units were identified following the requirements of SFAS 142, paragraph 30. We have identified and evaluated eight reporting units. In determining our reporting units, we considered i) whether an operating segment or a component of an operating segment was a business, ii) whether discrete financial information was available,  and iii) whether the financial information is regularly reviewed by management of the operating segment. As a result of that evaluation, we concluded that the following are our reporting units:

•	The URS Division Operating Segment
•	Within The EG&G Division Operating Segment:
o	Defense
o	EG&G
•	Within The Washington Division Operating Segment:
o	Energy & Environment
o	Infrastructure
o	Industrial-Process
o	Mining
o	Power

URS Division is treated as a single reporting unit because all of its components have similar economic characteristics.

Goodwill has been allocated to the reporting units based upon the fair values of the reporting units at the time of the various acquisitions that gave rise to the recognition of goodwill.

(2)       The URS Division and Infrastructure reporting units include an aggregate of $704 million of goodwill and have fair values in excess of their carrying values of approximately 6%.  It is reasonably possible that changes in the numerous variables associated with the judgments, assumptions and estimates we made in assessing the fair value of our goodwill could cause these or other reporting units to become impaired.  If our goodwill were impaired, we would be required to record a non-cash charge that could have a material adverse effect on our consolidated financial statements, but would not have any adverse effect on the covenant calculations required under our 2007 Credit Facility or our overall compliance with the covenants of our 2007 Credit Facility.

(3)       The key assumptions we used to estimate the fair values of our reporting units are:

•	The discount rates,
•	Compounded annual revenue growth rate,
•	Average operating margin, and
•	Terminal value capitalization rate

The following table summarizes the key assumptions we used in conducting our goodwill impairment review for the fiscal years ended January 2, 2009 and December 28, 2007:

	Reporting Unit
	URS Division January 2, 2009	URS Division December 28, 2007	Washington Division Infrastructure January 2, 2009	Washington Division Infrastructure December 28, 2007
Discount rate	14.00%	11.50%	14.50%	12.00%
Compounded annual revenue growth rate	4.90%	6.20%	12.60%	6.70%
Terminal Growth rate	5.00%	5.00%	5.00%	5.00%
Average operating margin	4.60%	6.20%	4.90%	4.90%
Capitalization rate	9.00%	8.50%	9.50%	7.00%

The assumed discount rates used in our goodwill impairment review for the fiscal year ended January 2, 2009 increased significantly over those used in the previous year primarily as a result of market factors arising from the current economic environment.

(4)       The table below presents a sensitivity analysis of the most significant key assumptions affecting our goodwill impairment review.  The table shows the discount and capitalization rates we used in conducting our goodwill impairment review for the fiscal years ended January 2, 2009 and December 28, 2007 for the two reporting units with fair values that exceed carrying values by approximately 6% and the discount and capitalization rates, separately and in isolation, at which the estimated fair value of the reporting unit would be equal to its carrying value, constituting its breakeven point.   There were no other reporting units which we deemed to have a reasonable risk for a material impairment charge for which disclosure of our assumptions would be necessary.

	Discount Rate	Breakeven Discount Rate	Capitalization Rate	Breakeven Capitalization Rate
URS Division	14.00%	14.49%	9.00%	10.66%
Washington Division - Infrastructure	14.50%	14.96%	9.50%	10.60%

9.
Please explain how you considered the projected declines in revenue in your power and industrial and commercial market sectors and the general adverse change in the business climate in assessing your need to test goodwill for impairment subsequent to your annual testing last October. Specifically address the reporting units with fair values in excess of carrying values of approximately 6%. Refer to paragraph 28 of SFAS 142.

Response:

Our projections at the time of the annual impairment test in October incorporated any projected declines in revenues in all our market sectors, including our power and industrial and commercial market sectors, and the general adverse change in business climate. There were no new developments in this area subsequent to October that would have impacted our assessment of the fair value of any of our reporting units, including the URS Division and Infrastructure reporting units.

Pension Plans and Post-retirement Benefits, page 69

10.
In future filings, please provide a sensitivity analysis of the key assumptions used to estimate your benefit obligation and your net periodic pension costs for your domestic plan, at a minimum. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:

In future Form 10-K filings, we will expand our disclosure to include information similar to that shown in the underlined sentences below, including the table to which the new disclosure refers.  The following is a sensitivity analysis table showing the data that would have been included in our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended January 2, 2009.

Based on our assumptions as of January 2, 2009, a change in the discount rate, holding all other assumptions constant, would have the following estimated effect on our benefit obligations on an annual basis as shown in the table below.

Summary of Sensitivity Analysis
	Estimated Effect on Benefit Obligations as of January 2, 2009
Change in an Assumption (In thousands)	Domestic Pension and Supplemental Executive Retirement Plans	Post-Retirement Benefit Plans	Foreign Defined Pension Plan
25 basis point increase in discount rate	$(7,765)	$(722)	$(688)
25 basis point decrease in discount rate	$8,140	$747	$747

Consolidated Statements of Operations and Comprehensive Income, page 75

11.
In future filings, please disclose the amount of dividends and distributions received from your unconsolidated joint ventures either on the face of your consolidated statements of operations and comprehensive income or within your footnotes. Refer to Rule 5-03(b)(13) of Regulation S-X for guidance.

Response:

We have included the following disclosure in Note 2. Investments in and Advances to Joint Ventures of our Form 10-Q for the quarterly period ended April 3, 2009.

Unconsolidated Joint Ventures

For the three months ended March 28, 2008, we received $2.4 million of distributions from our MIBRAG mining venture.  There was no distribution from MIBRAG for the three months ended April 3, 2009.  We also received $22.9 million and $26.2 million, respectively, of distributions from other unconsolidated joint ventures for the three months ended April 3, 2009 and March 28, 2008.

Note 1. Accounting Policies

Revenue Recognition

Change Orders and Claims, page 80

12.
In future filings, please disclose the amount of revenue attributable to claims and unapproved change orders recognized for each period presented. If the amounts are immaterial, please disclose as such. Refer to paragraph 65 of SOP 81-1 for guidance.

Response:

We note the comment above, but we are unable to provide such disclosure, as our information systems do not track revenues from individual unapproved change orders and claims recognized each period.  To capture this activity throughout our organization’s different divisions, subdivisions, and offices in various countries, we would need to implement extensive and costly modifications to our systems.  However, our historical practice has been to disclose the impact of specific unapproved change orders and claims that have a material impact on an interim or annual period.

We offer the following examples from our interim report on Form 10-Q for the quarterly period ended April 3, 2009:

•
Page 48, The Washington Division’s revenues from our infrastructure market sector:  “These declines were partially offset by the favorable settlement of subcontractor claims for a highway construction project in California…”

•	Page 51, The Washington Division’s operating income: “These included a $13.7 million change order recovery on a highway project…”

We also offer the following example from our annual report on Form 10-K for the fiscal year ended January 2, 2009:

•
Page 48, The Washington Division’s operating income: “…including $35.1 million of earnings on a DOE nuclear waste processing facility construction project as a result of final negotiations with the DOE to modify the overall fee and structure.”

Amounts not separately disclosed that are included in revenues are not material.

Costs and Accrued Earnings in Excess of Billings on Contracts, page 83

13.
In future filings, provide all the disclosures related to receivables due under long-term contracts required by Rule 5-02.3(c) of Regulation S-X. In addition, please disclose the components of accounts receivable and costs and accrued earnings in excess of billings on contracts between government and commercial customers. Refer to Section 206 of the Codification of Financial Reporting Policies and Chapter 3 of the AICPA Audit and Accounting Guide for Audits of Federal Government Contractors for additional guidance.

Response:

We have included the following disclosure regarding components of accounts receivable and costs and accrued earnings in excess of billings on contracts in Note 1 of our Form 10-Q for the quarterly period ended April 3, 2009.   We will expand future disclosures as shown in the underlined sentences.

Accounts Receivable and Costs and Accrued Earnings in Excess of Billings on Contracts

Accounts receivable in the accompanying Condensed Consolidated Balance Sheets are primarily comprised of amounts billed to clients for services already provided, but which have not yet been collected. Occasionally, under the terms of specific contracts, we are permitted to submit invoices in advance of providing our services to our clients and to the extent they haven’t been collected, these amounts are also included in accounts receivable.

Costs and accrued earnings in excess of billings on contracts in the accompanying Condensed Consolidated Balance Sheets represent unbilled amounts earned and reimbursable under contracts.  As of April 3, 2009 and January 2, 2009, costs and accrued earnings in excess of billings on contracts were $1.02 billion and $1.08 billion, respectively.  These amounts become billable according to the contract terms, which usually consider the passage of time, achievement of milestones or completion of the project.  Generally, such unbilled amounts will be billed and collected over the next twelve months.

The following table summarizes the components of our accounts receivable and costs and accrued earnings in excess of billings on contracts between U.S. federal government and other customers as of April 3, 2009 and January 2, 2009.

	As of
(In millions)	April 3, 2009	January 2, 2009
Accounts receivable:
U.S. federal government	$339.4	$294.5
Others	732.0	767.7
Total accounts receivable	$1,071.4	$1,062.2
Costs and accrued earnings in excess of billings on contracts:
U.S. federal government	$447.3	$471.4
Others	573.6	607.6
Total costs and accrued earnings in excess of billings on contracts	$1,020.9	$1,079.0

Billings in Excess of Costs and Accrued Earnings on Contracts, page 83

14.
In future filings, please include the table summarizing the components of billings in excess of costs and accrued earnings on contracts. Please provide us with the table that you intended to include in your fiscal year 2008 Form 10-K, as references in your policy footnote.

Response:

We have included the following disclosure in Note 1. Business, Basis of Presentation and Accounting Principles of our Form 10-Q for the quarterly period ended April 3, 2009.

Billings in Excess of Costs and Accrued Earnings on Contracts

Billings in excess of costs and accrued earnings on contracts in the accompanying Condensed Consolidated Balance Sheets consist of cash collected from clients and billings to clients on contracts in advance of work performed; advance payments negotiated as a contract condition; estimated losses on uncompleted contracts; normal profit liabilities; project-related legal liabilities; and other project-related reserves.  The majority of the unearned project-related costs will generally be earned over the next twelve months.

We record provisions for estimated losses on uncompleted contracts in the period in which such losses become known.  The cumulative effects of revisions to contract revenue and estimated completion costs are recorded in the accounting period in which the amounts become evident and can be reasonably estimated.  These revisions can include such items as the effects of change orders and claims, warranty claims, liquidated damages or other contractual penalties, adjustments for audit findings on U.S. or other government contracts and contract closeout settlements.

The following table summarizes the components of billings in excess of costs and accrued earnings on contracts:

	As of
(In millions)	April 3, 2009	January 2, 2009
Billings in excess of costs	$173.4	$182.6
Advance payments negotiated as a contract condition	25.0	30.4
Estimated losses on uncompleted contracts	24.6	21.0
Normal profit liability	10.1	11.1
Project-related legal liabilities and other project-related reserves	4.2	4.0
Other	5.6	5.1
Total	$242.9	$254.2

Note 3. Investments In and Advances To Joint Ventures

Unconsolidated Joint Ventures, page 96

15.
In future filings, please include net income in your disclosure of the summarized data for your unconsolidated joint ventures. Refer to Rule 4-08(g)(2) of Regulation S-X and Rule 1-02(bb) or Regulation S-X for guidance.

Response:

We have included net income in our disclosure under Note 2. Investments in and Advances to Joint Ventures of our Form 10-Q for the quarterly period ended April 3, 2009.

Unconsolidated Joint Ventures

(In thousands)	MIBRAG Mining Venture	Other Unconsolidated Joint Ventures (1)
April 3, 2009
Current assets	$228,068	$579,330
Noncurrent assets	$995,007	$16,943
Current liabilities	$95,838	$461,162
Noncurrent liabilities	$749,626	$3,650

January 2, 2009
Current assets	$173,270	$587,502
Noncurrent assets	$1,048,991	$15,097
Current liabilities	$82,100	$444,845
Noncurrent liabilities	$782,008	$4,348

Three months ended April 3, 2009
Revenues	$134,177	$562,045
Cost of revenues	(103,485)	(492,223)
Income from continuing operations before tax	$30,692	$69,822
Net income	$30,332	$67,563

Three months ended March 28, 2008
Revenues	$129,864	$451,555
Cost of revenues	(110,822)	(400,667)
Income from continuing operations before tax	$19,042	$50,888
Net income	$18,033	$50,888

(1)
Income from unconsolidated U.S. joint ventures is generally not taxable in most tax jurisdictions; therefore, income tax expenses related to our unconsolidated U.S. joint ventures for the three months ended April 3, 2009 and March 28, 2008 were not material.  For the three months ended April 3, 2009, income tax expenses on our other unconsolidated joint ventures were $2.3 million, and were related to a foreign unconsolidated joint venture in which we began participation in December 2008.

Definitive Proxy Statement on Schedule 14A filed on April 22, 2009

Bonus Plan; Fiscal Year 2008, Target Bonuses and Performance Targets, Page 41

1.
When discussing the establishment of the DSO, WCDO and NWM performance objectives, please ensure that you provide appropriate contextual detail that allows investors to decipher the extent to which the Compensation Committee set these goals based on an assessment of prior performance. For example, with respect to the DSO objective, without additional information, it is difficult to understand what these metrics represent as compared to 2007 values or historical average values, and what accomplishment the targeted metric represents for purposes of measuring a named executive’s annual performance. Please advise and to the extent applicable, make appropriate disclosure in your future filings.

Response:

In future Proxy Statements, we will provide appropriate contextual disclosures intended to allow investors to understand the extent to which the Compensation Committee established Performance Targets for Named Executive Officers based on an assessment of prior performance.  Please be advised that Randall Wotring received a DSO Performance Target of 67 days in fiscal year 2007 (as compared to a DSO of 66 days in fiscal year 2008).  In addition, Days Sales Outstanding (“DSO”) was a new Performance Target for Gary Jandegian, while Working Capital Days Outstanding (“WCDO”) and New Business Profitability (“NWM”) were new Performance Targets for Thomas Zarges for fiscal year 2008.

2.
We note that the amounts reported on the non-equity incentive pay column of the summary compensation table do not correspond with the “Annual Bonus” narrative disclosure starting on page 41, and in particular the bullet point disclosure on page 46 of the proxy statement. For example, you disclose that the CEO earned 200% of his target bonus because he exceeded the target bonus by 110%, earning him a bonus amount equal to 200% of his base salary. However, the amount disclosed in the summary compensation table exceeds this value by more than $400,000. Please explain to us what appear to be discrepancies between the reported amounts and the related narrative disclosure for each named officer. To the extent applicable, please make appropriate disclosures in your future filings.

Response:

Martin Koffel, like each of our other Named Executive Officers, is eligible to earn an annual cash bonus equivalent to a percentage of his base salary (“Target Bonus”) upon achieving a predefined financial performance target (“Performance Target”).  If 100% of his Performance Target was met, then Mr. Koffel would be eligible for 100% of his Target Bonus; however, if the actual performance equaled or exceed 110% of the Performance Target, then Mr. Koffel could earn up to 200% of his Target Bonus (not 200% of his base salary).  Thus, the calculation of Mr. Koffel’s cash bonus for fiscal year 2008 was as follows:

2008 Salary	$1,000,000
2008 Target Bonus Percentage	125% of 2008 Salary
2008 Target Bonus in Dollars	$1,250,000
Cash Bonus Upon Obtaining 100% of Performance Target (100% of Target Bonus)	$1,250,000
Cash Bonus Upon Obtaining 110% or More of Performance Target (200% of Target Bonus)	$2,500,000
2008 Performance Target for Mr. Koffel	$197 million of Net Income
Actual 2008 Performance	$219.8 million of Net Income (more than 110% of Performance Target)
Actual 2008 Target Bonus Percentage	200% of Target Bonus
Actual 2008 Cash Bonus	$2,500,000

In addition, please note that the $1,019,232 amount reported in the Salary column of the Summary Compensation Table reflected the amount paid to Mr. Koffel during our 2008 fiscal year, which was based on a 52/53 week fiscal year beginning on December 29, 2007 and ending on January 2, 2009.  The salary amount used to calculate Mr. Koffel’s cash bonus, as well as the other Named Executive Officers, was based on a calendar year end and not our 52/53 week fiscal year.

Closing

In response to the Staff’s request for a written confirmation from us regarding our disclosure obligations and the Commission’s comment process, we hereby confirm that:

(a)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)
the comments of the Staff or changes made to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action on the Form 10-K for the fiscal year ended January 2, 2009; and

(c)	the company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please feel free to call me at (415) 774-2770.

Very truly yours,

By:	/s/ H. Thomas Hicks
H. Thomas Hicks
Chief Financial Officer
URS Corporation

cc:           Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Reed N. Brimhall
Vice President, Controller & Chief Accounting Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Joseph Masters
Vice President and General Counsel
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Armen Der Marderosian
Chair, Audit Committee
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Samuel M. Livermore
Cooley Godward Kronish LLP
101 California Street, 5th Floor
San Francisco, CA 94111-5800

Michael F. Schini
PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco, CA  94111-4004